FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELMEX CALLS FOR SHAREHOLDERS' MEETINGS

México City, March 12, 2008. - Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX ; NYSE: TMX, NASDAQ:TFONY; LATIBEX: XTMXL) announced that the Board of Directors, at its meeting held today, resolved to call for series "L" Special and Annual Shareholders' Meetings, to be held on April 25, 2008, in order to discuss, among other matters, the following proposals: to appoint the members of the Board of Directors pertaining to Series "L" shares; approval, as the case may be, of the Chief Executive Officer and Board of Director's reports and the financial statements for fiscal year 2007, as well as the presentation of the Audit, Corporate Practices and Finance and Planning Committees reports and the opinion of the Board of Directors on the Chief Executive Officer's report; the ratification of the activities of the Board of Directors and the Chief Executive Officer; the appointment or ratification, as the case may be, of the members of the Board of Directors; and to declare a cash dividend of $0.40 Mexican pesos per outstanding share (amount that does not include the cash dividend which Telmex Internacional, S.A.B. de C.V. may approve) in four equal payments of $0.10 Mexican pesos per outstanding share, resulting from the net tax profit account. Dividend payments are proposed to be made in México since June 19, 2008, since September 18, 2008, since December 18, 2008 and since March 26, 2009, respectively.

Additionally, the Board of Directors of Telmex Internacional, S.A.B. de C.V. has determined to propose to the Shareholders' Meeting a cash dividend of $0.15 Mexican pesos per outstanding share, resulting from the net tax profit account. The above proposed dividend payments will be effective, as long as Telmex Internacional, S.A.B. de C.V. shares have been distributed to its shareholders, as a result of the escisión, approved by Telmex's Extraordinary Shareholders' Meeting held on December 21, 2007, and that such shares begin to trade on the several stock markets.

For information purposes, and notwithstanding that the escisión of Telmex Internacional S.A.B. de C.V. has been fully effective, it is informed that the sum of both proposed cash dividend would be equal to $0.55 Mexican pesos per TELMEX outstanding share, before the distribution of shares issued by Telmex Internacional S.A.B. de C.V. takes place.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. More information about TELMEX can be accessed on the Internet at www.telmex.com.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12 , 2008	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. - TELMEX CALLS FOR SHAREHOLDERS' MEETINGS.